UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SCHWANZ, DONALD K.

   Honeywell Inc.
   21111 N. 19th Avenue
   Phoenix, AZ  85036-1111
   USA
2. Issuer Name and Ticker or Trading Symbol
   Honeywell Inc.
   HON
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Business President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |5/18/9|M   | |84*               |A  |$73.50     |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/18/9|S   | |84*               |D  |$94.8125   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/18/9|M   | |878*              |A  |$73.50     |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/18/9|S   | |878*              |D  |$94.8125   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/18/9|M   | |2,192*            |A  |$32.82     |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/18/9|F   | |769*              |D  |$93.4688   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/18/9|M   | |3,018*            |A  |$33.125    |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |5/18/9|F   | |1,069*            |D  |$93.4688   |28,001             |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |1,059**            |I     |401(k) Plan Trust          |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$73.50  |5/18/|M   | |84         |D  |5/15/|7/19/|Common Stock|84     |       |            |   |            |
(right to buy)        |        |98   |    | |           |   |98   |98   |            |       |       |            |   |            |
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Employee Stock Option |$73.50  |5/18/|M   | |878        |D  |5/15/|7/19/|Common Stock|878    |       |            |   |            |
(right to buy)        |        |98   |    | |           |   |98   |98   |            |       |       |            |   |            |
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Employee Stock Option |$32.82  |5/18/|M   | |2,192      |D  |7/21/|7/21/|Common Stock|2,192  |       |            |   |            |
(right to buy)        |        |98   |    | |           |   |93   |02   |            |       |       |            |   |            |
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Employee Stock Option |$33.125 |5/18/|M   | |3,018      |D  |7/19/|7/19/|Common Stock|3,018  |       |75,538      |D  |            |
(right to buy)        |        |98   |    | |           |   |95   |04   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* Executive exercised a series of stock options resulting in a net increase in ownership of 3,372 shares.
** Total number of shares reported in 401(k) plan decreased from amount reported in prior filing to correct error on statement executive received from plan
administrator.
SIGNATURE OF REPORTING PERSON
/s/ Kathleen M. Gibson on behalf of Donald K. Schwanz
DATE
June 8, 1998